UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-33642
_____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MASIMO
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MASIMO CORPORATION
52 Discovery
Irvine, California 92618

MASIMO
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masimo Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masimo Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedules, Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2010.
Boston, Massachusetts
June 25, 2024

MASIMO
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2023	2022
ASSETS
Investments, at fair value	$204,331,975	$174,436,831
Receivables:
Notes receivable from participants	1,840,805	1,590,037
Due from broker for unsettled securities sold	3,877	29,528
Total receivables	1,844,682	1,619,565
LIABILITIES
Other liabilities	—	339,791
Total liabilities	—	339,791
Net assets available for benefits	$206,176,657	$175,716,605

The accompanying notes are an integral part of these financial statements.

MASIMO
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2023
ADDITIONS AND DEDUCTIONS TO NET ASSETS
Contributions:
Participant deferral contributions	$17,399,439
Participant rollover contributions	3,144,843
Employer contributions	4,949,896
Total contributions	25,494,178
Investment income:
Dividends	4,804,437
Net appreciation in fair value of investments	19,716,951
Net investment income	24,521,388
Interest income on notes receivable from participants	108,761
Total additions to net assets	50,124,327
DEDUCTIONS FROM NET ASSETS
Distributions to participants	19,508,710
Plan administrative expenses	155,565
Total deductions from net assets	19,664,275
Net increase in net assets available for benefits	30,460,052
Net assets available for benefits, at beginning of year	175,716,605
Net assets available for benefits, at end of year	$206,176,657
The accompanying notes are an integral part of these financial statements.

MASIMO
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the Masimo Retirement Savings Plan (the Plan) is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.
General
The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), covering U.S. employees of Masimo Corporation (the Company or Masimo) or one of its U.S. subsidiaries. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee (Plan Management), members of which are appointed by the Company’s Board of Directors. Fidelity Management Trust Company (Fidelity) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995, and has been amended at various times through December 31, 2023.
Eligibility
Employees who are at least 18 years of age and on the U.S. payroll of the Company or its U.S. subsidiaries are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries, and are eligible to contribute to the Plan on the first day of the month concurrent with or following the first date of employment.
Related to the acquisition of LiDCO Group, PLC (LiDCO) and the merger of the U.S. LiDCO employees into Masimo Corporation, Masimo amended the Plan to provide service credit to those employees that were actively employed by LiDCO as of the date of the acquisition, February 2, 2021. This amendment was entered with an effective date of February 1, 2022.
On April 11, 2022, Masimo Corporation completed the acquisition of Viper Holdings Corporation. As part of this acquisition, employees of two of Viper Holdings Corporation’s subsidiaries, DEI Sales, Inc. and D&M Holdings, Inc., became eligible to participate in the Plan through a participating employer arrangement. The Plan was amended to provide for this arrangement on April 11, 2022.
Contributions
Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service (IRS) each year. Such deferral limitation was 80% of compensation up to a maximum deferral of $22,500 in 2023. Employees who attained the age of 50 on or before December 31, 2023 were eligible to make additional catch-up contributions of up to $7,500 during 2023.
During the year ended December 31, 2023, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s eligible compensation for the pay period, subject to the annual compensation limit of $330,000 as determined by the IRS each year. The Company’s maximum aggregate matching contribution per participant was $9,900 in 2023. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement. As of the year ended December 31, 2023, the Plan includes an employer match on catch-up contributions. In addition, the Plan includes an after-tax contribution provision, which allows participants to make annual after-tax contributions of up to 10% of their salary and is limited to 80% of compensation.
Pursuant to the Plan Adoption Agreement, Matching Employer Contributions are made with each eligible participant’s contribution up to the match limits. At the end of each plan year, a true up calculation is performed and an additional Employer Contribution is made, as necessary, to ensure all eligible participant contributions are fully matched up to the full annual match limit for the full plan year.
For the 2023 plan year, the additional “true up” employer match totaled $159,254, which was funded by forfeitures.
Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the year ended December 31, 2023.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in selected mutual funds, a Collective Investment Trust (CIT), and Masimo common stock.
Vesting
Participant contributions are fully vested when made. Participants in the Plan receive vesting credit for the Company’s matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (Whole Years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%
On June 6, 2022, the Plan was amended to reflect a change in the vesting schedule to 25% annual vesting beginning after one year of service, and then an additional 25% for each additional year of service thereafter. This change only applies to active plan participants with any amount of service time on or after June 1, 2022.

Years of Service (Whole Years)	Vesting
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%
Distributions and Payments of Benefits
The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination. In addition, “in-service” distributions may be requested by active employees that have reached age 59½, that have made rollover contributions into the Plan or that qualify for a financial hardship distribution in accordance with the Code.
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act) was signed into law. The SECURE Act increases the age at which required minimum distributions must commence from 70½ to 72. The Plan is in accordance with the SECURE Act.
On December 29, 2022, the Securing a Strong Retirement Act of 2022 (the SECURE Act 2.0) was signed into law. The SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates primarily beginning in 2023 and spanning through 2027. Included in the SECURE Act 2.0 provisions was a change to the age at which required minimum distributions must commence from 72 to 73 for individuals who attain age 72 on or after January 1, 2023, and from age 73 to 75 for individuals who attain age 73 on or after January 1, 2033. The SECURE Act 2.0 includes both required and optional elements, which the Plan administrator is currently evaluating and incorporating into the Plan’s policies.

MASIMO
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become fully vested in their accounts.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or to reduce employer matching contributions. During the year ended December 31, 2023, no forfeitures were used to pay administrative expenses and $376,895 of forfeitures were used to reduce employer matching contributions. As of December 31, 2023 and December 31, 2022, the unallocated forfeiture balance was $251,752 and $178,831, respectively.
Administrative Expenses
Administrative expenses, which consist primarily of participant and recordkeeping fees, were paid directly from participants’ accounts. Certain administrative costs of the Plan were paid by the Company and not paid out of the Plan’s assets.
Notes Receivable from Participants
Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The number of outstanding notes per participant is limited to one. Notes related to the purchase of a participant’s primary residence may not exceed a term of ten years. The term of all other notes may not exceed five years. For the year ended December 31, 2023, the annual interest rates of all notes outstanding ranged from 4.25% to 9.50%. For the year ended December 31, 2022, the annual interest rate of all notes outstanding ranged from 4.25% to 8.00%. Principal and interest are paid ratably through payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s net gains and losses on investments bought and sold, as well as held, during the year.
Mutual funds and Masimo Corporation common stock are valued at the quoted market prices. Units of the collective investment trusts are valued at net asset value (NAV) as a practical expedient to fair value.

MASIMO
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned by a participant.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
3. Fair Value Measurements
The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:
•Level 1—Quoted prices in active markets for identical assets or liabilities.
•Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2023 and December 31, 2022.
Mutual Funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are actively traded.
Collective Investment Trusts (CITs)
A CIT invests in stable value investment contracts (Stable Value Contracts) issued by life insurance companies, banks and other financial institutions, fixed income instruments that underlie Stable Value Contracts and other money market instruments. Under a Stable Value Contract, the issuer of the contract agrees, subject to contract conditions, to make payments representing redemptions from the Fund for participant-initiated benefit payments at “contract value” which is generally equal to the principal plus accrued interest of the underlying investments. This “benefit responsiveness” is designed to allow the CIT to maintain participant balances at book value (except under certain circumstances set forth within the Stable Value Contracts) while the impact of market fluctuations on investor account balances is potentially smoothed via periodic adjustments to the daily rate of return credited to investors. The Plan has only one CIT, which is the Goldman Sachs Stable Value Collective Investment Trust Class IV. As a practical expedient, the fair value of the CIT is reported based on the NAV of the CIT units since such units are not actively traded on a public market. There is a twelve month notice period for the CIT that can be enforced by Goldman Sachs before allowing a complete redemption by the Plan and there were no unfunded commitments.
Masimo Corporation Common Stock
Masimo Corporation common stock is valued at the quoted closing market price from The Nasdaq Stock Market LLC.

MASIMO
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2023
Investment Class	Level 1	Level 2	Level 3	Total
Mutual funds	$184,700,029	$—	$—	$184,700,029
Masimo Corporation common stock	16,069,417	—	—	16,069,417
Total assets in fair value hierarchy	$200,769,446	$—	$—	$200,769,446
Collective investment trusts				3,562,529
Total investments at fair value				$204,331,975

	Fair Value Measurements as of December 31, 2022
Investment Class	Level 1	Level 2	Level 3	Total
Mutual funds	$152,072,819	$—	$—	$152,072,819
Masimo Corporation common stock	18,465,892	—	—	18,465,892
Total assets in fair value hierarchy	$170,538,711	$—	$—	$170,538,711
Collective investment trusts				3,898,120
Total investments at fair value				$174,436,831

4. Party-in-Interest Transactions
Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2023, the Plan made purchases of $6,289,813 and sales of $4,522,034 of Masimo’s common stock on behalf of Plan participants.
Fidelity is the trustee, custodian and record keeper as defined by the Plan, and therefore, the transactions with Fidelity investments qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
In addition, notes receivable from participants are also considered to be party-in-interest transactions, which are exempt from the prohibited transaction rules under ERISA.
5. Tax Status of the Plan
The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan is a Fidelity Volume Submitter Plan, which received a favorable advisory letter from the IRS in June 2020. The Plan administrator believes that the Plan is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2023 and December 31, 2022. In accordance with GAAP, Plan Management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and December 31, 2022, there are no uncertain tax positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax returns generally remain open for IRS audit for three years from the filing date.
6. Delinquent Participant Contributions
For the year ended December 31, 2023, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions totaled $1,796 in 2023. See accompanying supplemental Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for further information.

7. Subsequent Events
Plan Management has evaluated all events or transactions that occurred through June 25, 2024, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
Supplementary Information
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are Included ☐	Contributions Not Corrected(1)	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP
$1,796	$1,334	$—	$—	$462
_______________
(1)    In 2023, there were $1,796 in untimely remittances, of which 1,334 are currently pending full correction.

MASIMO
RETIREMENT SAVINGS PLAN
EIN#: 33-0368882 PLAN#: 001
Supplementary Information
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2023

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Number of shares	Value
	Mutual Funds:
	American Funds 2035 Target Date Retirement Fund® Class R-6	1,398,491	$24,683,369
*	Fidelity® 500 Index Fund	139,707	23,120,126
	American Funds 2030 Target Date Retirement Fund® Class R-6	1,203,056	19,513,561
	American Funds 2040 Target Date Retirement Fund® Class R-6	1,047,108	19,455,266
	American Funds 2025 Target Date Retirement Fund® Class R-6	1,161,335	17,013,563
	American Funds 2045 Target Date Retirement Fund® Class R-6	830,680	15,841,067
	American Funds 2055 Target Date Retirement Fund® Class R-6	576,545	13,635,284
	American Funds 2050 Target Date Retirement Fund® Class R-6	700,039	13,125,723
	American Funds 2020 Target Date Retirement Fund® Class R-6	421,629	5,493,829
	Vangaurd Information Technology Index Fund Admiral Shares	22,164	5,492,858
*	Fidelity® Mid Cap Index Fund	131,401	3,935,469
*	Fidelity® Small Cap Index Fund	103,553	2,592,979
	PGIM Jennison Growth Fund Class R6	42,415	2,503,772
*	Fidelity® International Index Fund	47,703	2,258,735
	Victory Sycamore Established Value Fund Class I	40,581	1,882,952
*	Fidelity® U.S. Bond Index Fund	180,327	1,880,809
*	Fidelity® Select Health Care Portfolio	65,128	1,873,083
	Columbia Select Large Cap Value Instl 3	52,809	1,715,777
	Invesco Global Opportunities Fund Class R6	17,215	916,502
	PIMCO Income Fund Institutional Class	85,181	904,621
	BlackRock Mid-Cap Growth Equity Portfolio K	21,885	847,378
	Victory Sycamore Small Company Opportunity Fund Class I	17,330	838,959
	American Funds 2015 Target Date Retirement Fund® Class R-6	68,816	820,289
*	Fidelity® Real Estate Investment Portfolio	19,886	765,629
	MFS International Diversification R6 Fund	33,794	750,908
	American Funds New World Fund® Class R6	9,580	718,088
*	Fidelity® Emerging Markets Index Fund	65,175	655,009
	Lord Abbett Developing Growth Fund Class R6	26,652	654,571
	First Eagle Global Fund Class I	4,770	302,621
	Prudential Total Return Bond Fund Class Z	23,816	286,983
	PIMCO International Bond Fund (U.S. Dollar Hedged)	16,573	163,575
	American Funds 2010 Target Date Retirement Fund® Class R-6	4,799	54,375
*	Fidelity® Government Money Market Fund	2,299	2,299
	Total Mutual Funds		$184,700,029

	Collective Investment Trust:
	Goldman Sachs Stable Value Institutional Series Class I	3,562,529	3,562,529

	Common Stock:
*	Masimo Corporation	137,056	16,069,417

	Other:
*	Notes receivable from participants	At interest rates between 4.25% and 9.50%, with scheduled maturity dates between August 2023 and August 2033	1,840,805
	Total		$206,172,780
* Indicates a party-in-interest to the Plan.
Column (d), historical cost, has been omitted as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Masimo Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO RETIREMENT SAVINGS PLAN

June 26, 2024	By:	/s/ MICAH YOUNG
Micah Young
Executive Vice President, Chief Financial Officer of Masimo Corporation